UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Scott Jeffers
Name: Scott Jeffers
Title: Managing Director and Corporate Secretary

Date: March 20, 2020

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Amended and Restated By-law No. 1, dated March 3, 2020
99.2	Amended and Restated By-law No. 2, dated March 3, 2020
99.3	Stock Option Plan, dated March 3, 2020